UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)(C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)


                               (AMENDMENT NO.   1   )*
                                             -------


                             CommTouch Software Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M25596103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

--------------------                                          -----------------
CUSIP NO.  M25596103                  13G                     PAGE 2 OF 7 PAGES
--------------------                                          -----------------




                                  Schedule 13G
                                  ------------


Item 1(a).   Name of Issuer:  CommTouch Software Ltd. (the "Issuer")


Item 1(b). Address of Issuer's Principal Executive Offices: 3945 Freedom Circle, Santa Clara, CA 95054


Item 2(a). Names of Persons Filing: Concord (k.t.) Investment Partners Ltd. ("Concord Partners"); k.t. Concord Venture Advisors (Cayman) L.P. ("Concord Advisors Cayman"); k.t. Concord Venture Advisors (Israel), L.P. ("Concord Advisors Israel"); k.t. Concord Venture Fund (Cayman) L.P. ("Concord Fund Cayman"); and k.t. Concord Venture Fund (Israel), L.P. ("Concord Fund Israel"), Yair Safrai ("Safrai"), Matty Karp ("Karp") and Shlomo Kalish ("Kalish"), collectively, the "Reporting Persons".


Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the principal business office of the Reporting Persons is c/o Concord (k.t.) Venture Management Ltd. 85 Medinat Hayehudim St., 7th Floor, P.O. Box 4011, Herzelia 46140 Israel.


Item 5.      Ownership of Five Percent or Less of a Class.

             As of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities.

             ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 14, 2000 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE ORDINARY SHARES OF COMMTOUCH SOFTWARE LTD. REMAIN UNCHANGED.










                                Page 2 of 7 pages

--------------------                                          -----------------
CUSIP NO.  M25596103                  13G                     PAGE 3 OF 7 PAGES
--------------------                                          -----------------

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2001
                                   CONCORD (K.T.) INVESTMENT PARTNERS LTD.

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman


                                   K.T. CONCORD VENTURE ADVISORS (CAYMAN) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman


                                   K.T. CONCORD VENTURE ADVISORS (ISRAEL) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman


                                   K.T. CONCORD VENTURE FUND (CAYMAN) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman



                                Page 3 of 7 pages

--------------------                                          -----------------
CUSIP NO.  M25596103                  13G                     PAGE 4 OF 7 PAGES
--------------------                                          -----------------




                                   K.T. CONCORD VENTURE FUND (ISRAEL) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Managing Director


                                        /s/ Yair Safrai
                                        -----------------------------------
                                        Yair Safrai


                                        /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp


                                        /s/ Shlomo Kalish
                                        --------------------------
                                        Shlomo Kalish















                                Page 4 of 7 pages

--------------------                                          -----------------
CUSIP NO.  M25596103                  13G                     PAGE 5 OF 7 PAGES
--------------------                                          -----------------



                                  EXHIBIT INDEX
                                  -------------




Exhibit No.                       Description                         Page No.
-----------                       -----------                         --------

    1                    Agreement of Joint Filing                       6
























                                Page 5 of 7 pages

--------------------                                          -----------------
CUSIP NO.  M25596103                  13G                     PAGE 6 OF 7 PAGES
--------------------                                          -----------------

                                    AGREEMENT                          EXHIBIT 1
                                    ---------                          ---------

      Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of CommTouch Software, Ltd.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 7, 2001
                                   CONCORD (K.T.) INVESTMENT PARTNERS LTD.


                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman


                                   K.T. CONCORD VENTURE ADVISORS (CAYMAN) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman


                                   K.T. CONCORD VENTURE ADVISORS (ISRAEL) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman


                                   K.T. CONCORD VENTURE FUND (CAYMAN) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner

                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman

                                Page 6 of 7 pages

--------------------                                          -----------------
CUSIP NO.  M25596103                  13G                     PAGE 7 OF 7 PAGES
--------------------                                          -----------------





                                   K.T. CONCORD VENTURE FUND (ISRAEL) L.P.

                                   By.  Concord (k.t.) Investment Partners Ltd.
                                        Its General Partner


                                   By:  /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp
                                        Active Chairman



                                        /s/ Yair Safrai
                                        -----------------------------------
                                        Yair Safrai



                                        /s/ Matty Karp
                                        -----------------------------------
                                        Matty Karp



                                        /s/ Shlomo Kalish
                                        --------------------------
                                        Shlomo Kalish
















                                Page 7 of 7 pages